WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2018

(In thousands)

Cash flows from operating activities:		
Net income	$	28,092
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		22,430
Net purchases of trading securities		(20,322)
Investments loss, net		88
Deferred income taxes		3,815
Pension and postretirement plan benefits		(11,534)
Net change in trading securities held by consolidated sponsored funds		74,645
Other		19,549
Changes in assets and liabilities:		
Receivables from funds and separate accounts		5,977
Other receivables		(42,547)
Due from affiliates, net		9,169
Other assets		11,756
Accounts payable and payable to third party brokers		(1,191)
Payable to investment companies for securities and payable to customers		76,017
Accrued compensation		(16,080)
Income taxes payable		745
Other liabilities		(28,935)
Net cash provided by operating activities		131,674
Cash flows from investing activities:		
Additions to property and equipment, net of proceeds from sales		(1,800)
Net cash used in investing activities		(1,800)
Cash flows from financing activities:		
Dividends to parent		(110,367)
WRIMCO and WRCMG mergers		(18,629)
Net redemptions and distributions of redeemable noncontrolling interests in sponsored funds		(2,515)
Return of capital to parent		(11,633)
Net cash used in financing activities		(143,144)
Net decrease in cash and cash equivalents		(13,270)
Cash, cash equivalents, and restricted cash at beginning of year		145,868
Cash, cash equivalents, and restricted cash at end of year	$	132,598
Supplemental disclosure for cash flow information:		
Cash paid for:		
Income taxes, net	$	5,699
Interest	$	69

See accompanying notes to consolidated financial statements.